Exhibit 23(b)

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectuses of Ameriprise Financial, Inc. and Ameriprise Capital Trusts I through IV and to the incorporation by reference therein of our reports dated February 28, 2011 (except for Note 24 (Discontinued Operations) to the consolidated financial statements and Note 2 (Discontinued Operations) to the financial statement schedule), as to which the date is February 24, 2012), with respect to the consolidated financial statements and the financial statement schedule of Ameriprise Financial, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
April 27, 2012